1. Name and Address of Reporting Person
   Garfield, Arthur R.
   76 South Main Street
   Akron, OH 44308
   USA
2. Issuer Name and Ticker or Trading Symbol
   FirstEnergy Corp. (FE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   03/03/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President, FE Solutions
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    03/03/2003            A         9597.2399   A   $32.9700                  D
                                                      <F1>
Common Stock                    03/03/2003            D         -9597.2399  D   $32.9700   3821.4319      D
                                                      <F1>
Common Stock                                                                               4921.9615      I           By Savings
                                                                                                                      Plan Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $19.3125                                                  03/01/2010 Common                      20000   D
Options                                                                          Stock
(Right to
buy)
Stock       $24.28                                                    11/17/2005 Common                      10000   D
Options                                                                          Stock
(Right to
buy)
Stock       $27.75                                                    11/22/2010 Common                      20000   D
Options                                                                          Stock
(Right to
buy)
Stock       $29.5                                                     05/16/2011 Common                      40000   D
Options                                                                          Stock
(Right to
buy)
Stock       $29.71   03/04/2         A         46300       03/01/2004 03/01/2013 Common  46300    $29.7100   46300   D
Options              003                                   <F2>                  Stock
(Right to
buy)
Stock       $29.82                                                    06/08/2008 Common                      4901    D
Options                                                                          Stock
(Right to
buy)
Stock       $29.87                                                    03/01/2009 Common                      4233    D
Options                                                                          Stock
(Right to
buy)
Stock       $34.45                                                    04/01/2012 Common                      35000   D
Options                                                                          Stock
(Right to
buy)
Phantom     1        03/03/2         D               1732. 03/01/2000 03/01/2003 Common  1732.458 $29.7100   -0      D
3/00                 003                             458                         Stock
                                                     <F3>
Phantom-3/0 1                                                         03/01/2004 Common                      3718.01 D
1D                                                                               Stock                       4
Phantom     1                                                         03/01/2005 Common                      4623.09 D
3/02D                                                                            Stock
Phantom /   1 <F4>   03/03/2         A         1732.        <F3>       <F3>      Common  1732.458 $29.7100   5173.99 D
Retirement           003                       458                               Stock                       5
Phantom     1 <F4>   03/03/2         A         15162       03/03/2003 03/01/2006 Common  15162.07 $29.6300   15162.0 D
3/03D                003                       .077                              Stock   7                   77
                                               <F5>

Explanation of Responses:

<F1>
These performances shares paid out in cash, per the vesting and payout date approved by the Compensation Committee. The performance shares were not required to be reported at date of grant because the vesting is based in part on factors other than stock price.
<F2>
This option vests yearly in twenty-five percent increments beginning on 3/1/2004.
<F3>
These transactions reflect the extension of the expiration date of phantom stock from 3/1/2003 to "retirement" or "other termination of employment" under arrangements approved by the Compensation Committee, and reflects the stock moving to the "retirement" account from the Phantom 3/00 account.
<F4>
1 for 1
<F5>
12,635.07 shares are vested (i.e. non-forfeited) immediately. 2,527.01 shares become vested (i.e. non-forfeited) on 3/1/06.

SIGNATURE OF REPORTING PERSON
/s/ Arthur R. Garfield

DATE
03/04/2003